Exhibit 17.2

THE GEORGE WASHINGTON UNIVERSITY LAW SCHOOL
Washington, DC 20052

Lawrence A. Cunningham
Henry St. George Tucker III Research Professor
Founding Faculty Director, GW in NY
lacunningham@law.gwu.edu

Immediate Resignation

July 5, 2017

Board of Directors
Ashford Hospitality Prime, Inc.

Dear Sirs and Madams:

This letter is to inform you of my immediate resignation from the board of Ashford Hospitality Prime, Inc.

I joined the board a few months ago upon the company’s settling a proxy contest with a shareholder. As an independent director—free of conflicts or ties with the company or any affiliate, director or shareholder—I was willing to help the company with corporate governance, my specialty for decades as a university professor. Alas, this has proved impossible.

My scholarship and teaching support established corporate law, especially fiduciary law, for directors and governance; to alter this law by contract on topics such as director duty, disparagement or resignation is problematic. But a board majority is requiring contractual commitments of directors on such topics and, on July 3, I received a letter, from the board chairman and lead director, asserting my violation of company policy for not executing the required contract.

Under these circumstances, it appears that I am unable to contribute to the board and therefore resign.

Sincerely yours,

/s/ Lawrence A. Cunningham
Lawrence A. Cunningham